2ND Check AB 2/9


10032663

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 24 2010
Washington, DC
121

SEC FILE NUMBER
8- 42883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Buttonwood Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Deming Way
(No. and Street)

Madison (City) Wisconsin (State) 53717 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Bugg (608)827-6400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/23/12

OATH OR AFFIRMATION

I, **Christopher Bugg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Buttonwood Partners, Inc.**, as of **September 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



SHELBY L. MULCAHY
NOTARY
PUBLIC
STATE OF WISCONSIN

C. Bugg
Signature

President
Title

Shelby L Mulcahy 3.31.2014
Notary Public My Commission Expires

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants



Independent Auditor's Report

To the Board of Directors
Buttonwood Partners, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Buttonwood Partners, Inc. (the Company) as of September 30, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Buttonwood Partners, Inc. as of September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 19, 2010

Buttonwood Partners, Inc.

Statement of Financial Condition
September 30, 2010

Assets		
Cash and cash equivalents	$	98,481
Commissions receivable		128,825
Deposit with clearing broker-dealer		50,000
Furniture and equipment, at cost, less accumulated depreciation of $185,490		45,985
Other assets		29,210
Total assets	$	352,501
Liabilities and Stockholders' Equity		
Liabilities		
Accrued salaries and benefits	$	123,950
Accounts payable, accrued expenses and other liabilities		12,256
Total liabilities		136,206
Commitments and Contingencies (Notes 4 and 5)		
Stockholders' Equity		
Common stock, $1 par value; 56,000 shares authorized; 1,800 shares issued and outstanding		1,800
Additional paid-in capital		178,200
Retained earnings		36,295
Total stockholders' equity		216,295
Total liabilities and stockholders' equity	$	352,501

The accompanying notes are an integral part of the statement of financial condition.

Buttonwood Partners, Inc.

Notes to the Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Buttonwood Partners, Inc. (the Company) is a Wisconsin corporation formed on March 7, 1990, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Madison, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include interest-bearing demand deposits with banks and money market instruments. The Company considers all instruments with original maturities of three months or less at the date of acquisition to be cash equivalents.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis. Advisory fees are received quarterly based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis in accordance with contractual arrangements.

Furniture and equipment: Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

Income taxes: Income taxes are accounted for under the same asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not, that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Buttonwood Partners, Inc.

Notes to the Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (Continued)

On October 1, 2009, the Company adopted the provisions of the *Accounting for Uncertainty in Income Taxes* section of the Income Taxes Topic of the FASB Accounting Standards Codification. The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. As of September 30, 2010, the Company has no liability for unrecognized tax benefits. The adoption and implementation of this guidance in the Codification had no effect on the Company's operating income or net loss for the year ended September 30, 2010.

The Company is generally not subject to examination by United States federal and state tax authorities for the tax years before 2007.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through November 19, 2010, the date the financial statements were issued.

Note 2. Deposit with Clearing Broker-Dealer

In accordance with the agreement with its clearing broker, National Financial Services, LLC (NFS), the Company maintains a cash deposit with NFS in the amount of $50,000. The Company is dependent on NFS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission.

Note 3. Furniture and Equipment

Furniture and equipment consisted of the following at September 30, 2010:

Furniture and fixtures	$	35,554
Office equipment		186,123
Artwork		9,798
		231,475
Less accumulated depreciation		185,490
	$	45,985

Note 4. Commitments

The Company leases its Madison, Wisconsin, office space under an operating lease that expires May 14, 2014. The future minimum lease payments are as follows:

Years Ending September 30,		
2011	$	121,702
2012		125,354
2013		129,114
2014		76,618
	$	452,788

Note 5. Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer transactions are introduced to and cleared through a clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 6. Employee Benefit Plan

The Company provides a Simplified Employee Pension Plan (the Plan) with a salary reduction option for its employees. Under the Plan, employees must be at least 21 years of age and have worked for the Company for at least six months to be eligible to participate. Each eligible employee may defer up to 100 percent of their compensation, not to exceed the annual exclusion limit. The Company makes a contribution of 6 percent of each eligible employee's compensation.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2010, the Company had net capital of $141,100, which was $91,100 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.97 to 1.